Exhibit 99.4

Supplemental Information

In this letter (1) “FMC AG & Co. KGaA”, the “Company”, “we” or “our” refer to Fresenius Medical Care AG & Co. KGaA, a German partnership limited by shares, (2) “Fresenius Medical Care AG” and “FMC-AG” refer to the Company as a German stock corporation before the transformation of our legal form into a partnership limited by shares; (3) “Fresenius SE & Co. KGaA” refers to Fresenius SE & Co. KGaA, a German partnership limited by shares resulting from the change of legal form of Fresenius SE (effective as of January 28, 2011), a European Company (Societas Europaea) previously called Fresenius AG, a German stock corporation, and (4) “Fresenius SE” refers to that company as a corporation both before and after the conversion of Fresenius AG from a stock corporation into a European Company on July 13, 2007, until its change of form to a partnership limited by shares.

As a foreign private issuer under the rules and regulations of the U.S. Securities and Exchange Commission, Company is not presently subject to the SEC’s Proxy Rules. However, under the stipulations of the Pooling Agreement among us, Fresenius SE & Co. KGaA, our general partner and our independent directors, FMC AG & Co. KGaA has agreed to provide information to shareholders which is roughly comparable to that which would be provided by a U.S. corporation, except that it agreed to provide the following information as it would be provided by a foreign private issuer under the SEC’s rules:

(i) Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA; (ii) Trading markets: (iii) Directors and Senior Management; (iv) Compensation of our Management Board and our Supervisory Board; (v) Options to Purchase Our Securities, and (vi) material transactions between FMC AG & Co. KGaA and its subsidiaries and directors and officers of FMC AG & Co. KGaA, controlling persons of FMC AG & Co. KGaA, and relatives or spouses of such directors, officers and controlling persons. The above information contained in this letter, as well as the information in item (vii) “Principal Accountant Fees and Services,” has been derived principally from our Annual Report on Form 20-F for the year ended December 31, 2011 filed with the SEC (our “2011 20-F”). Our 2011 20-F is available on the web site maintained by the SEC at www.sec.gov and on our web site at www.fmc-ag.com.

(i)	Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA

Security Ownership of Certain Beneficial Owners of Fresenius Medical Care

Our outstanding share capital consists of Ordinary shares and non-voting Preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, or except as described below with respect to our shares held in American Depository Receipt (“ADR”) form, we face difficulties precisely determining who our shareholders are at any specified time or how many shares any particular shareholder owns. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. However, persons who become “beneficial owners” of more than 5% of our ordinary shares are required to report their beneficial ownership pursuant to Section 13(d) of the Exchange Act. In addition, under the German Securities Trading Act (Wertpapierhandelsgesetz), persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. We publish notifications we receive from our board members regarding their dealings in our shares on our web site. Additionally, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. Such notification obligations will also apply to option agreements (excluding the 3% threshold).

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We have been informed that as of December 31, 2011, Fresenius SE & Co. KGaA owned approximately 30.7% of our Ordinary shares. In August 2008, a subsidiary of Fresenius SE issued Mandatorily Exchangeable Bonds in the aggregate principal amount of €554,000. These matured on August 14, 2011 when they were mandatorily exchangeable into ordinary shares of the Company. Upon maturity, Fresenius SE delivered 15,722,644 of the Company’s ordinary shares to the bond holders. As a result, Fresenius SE’s holding of the Company’s ordinary shares decreased to 30.3%. On November 16, 2011, Fresenius SE announced its plan to increase its voting interest in the Company through the purchase of approximately 3.5 million of the Company’s ordinary shares. In a Schedule 13D filed March 1, 2012, Fresenius SE stated that it had completed the purchase of 3,500,000 Ordinary Shares and that on that date, it owned 94,380,382 Ordinary shares (constituting approximately 31.4% of our Ordinary shares, based on 300,215,400 shares outstanding on February 29, 2012, as reported on our web site). BlackRock Investment Management (UK) Limited has notified us that as of January 4, 2012, it held more than 5% of our shares.

All of our ordinary shares have the same voting rights. However, as the sole shareholder of our general partner, Fresenius SE & Co. KGaA is barred from voting its ordinary shares on certain matters. See Item 16.G, “Corporate Governance – Supervisory Board” in our 2011 20-F.

Bank of New York Mellon, our ADR depositary, informed us, that as of December 31, 2011, 17,288,844 Ordinary ADSs, each representing one Ordinary share, were held of record by 4,249 U.S. holders and there were 88,109 Preference ADSs, each representing one Preference share, held of record by 1 U.S. holder. For more information regarding ADRs and ADSs see Item 10.B, “Memorandum and Articles of Association – Description of American Depositary Receipts” in our 2011 20-F.

Share Ownership by our Supervisory Board and our Management Board

As of December 31, 2011, no member of the Supervisory Board or the Management Board beneficially owned 1% or more of our outstanding Ordinary shares or our outstanding Preference shares. At December 31, 2011, Management Board members of the General Partner held options to acquire 2,354,875 ordinary shares of which options to purchase 1,274,260 ordinary shares were exercisable at a weighted average exercise price of €29.64 ($38.35). See part (v) of this letter, “Options to Purchase our Securities.” Those options expire at various dates between 2012 and 2019.

Security Ownership of Certain Beneficial Owners of Fresenius SE & Co. KGaA

Following the change of its legal form into a KGaA, Fresenius SE’s share capital consists solely of ordinary shares, issued only in bearer form. Accordingly, Fresenius SE & Co. KGaA has difficulties precisely determining who its shareholders are at any specified time or how many shares any particular shareholder owns. However, under the German Securities Trading Act, holders of voting securities of a German company listed on the Regulated Market (Regulierter Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.

The Else-Kröner-Fresenius Stiftung is the sole shareholder of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and has sole power to elect the supervisory board of Fresenius Management SE. In addition, based on the most recent information available, Else-Kröner-Fresenius Stiftung owns approximately 28.7% of the Fresenius SE & Co. KGaA Ordinary shares, (reduced from approximately 58% as a result of the transformation of Fresenius SE’s legal form, in which all of Fresenius SE’s preference shares were converted into Fresenius SE & Co. KGaA ordinary shares). See part (vi) of this letter, “Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA – Other interests,” below. According to Allianz SE, they hold, indirectly, approximately 4.26% of the Fresenius SE & Co. KGaA Ordinary shares.

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(ii)	Trading Markets for our Securities

The principal trading market for our ordinary shares and the preference shares is the Frankfurt Stock Exchange (FWB® Frankfurter Wertpapierbörse). All ordinary shares and preference shares have been issued in bearer form. Accordingly, we face difficulties determining precisely who our holders of ordinary and preference shares are or how many shares any particular shareholder owns, with the exception of the number of shares held in ADR form in the United States. For more information regarding ADRs see Item 10.B., “Memorandum and articles of association – Description of American Depositary Receipts” in our 2011 20-F. However, under the German Securities Trading Act, holders of voting securities of a German company listed on a stock exchange within the EU are obligated to notify the company of certain levels of holdings as described in part (i) of this letter, “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA.” Additionally, persons discharging managerial responsibilities and affiliated persons are obliged to notify the supervising authority and the Company of trades in their shares in excess of €5,000 in any year. The ordinary shares of Fresenius Medical Care AG had been listed on the Frankfurt Stock Exchange since October 2, 1996, the preference shares since November 25, 1996. Trading in the ordinary shares and preference shares of FMC-AG & Co. KGaA on the Frankfurt Stock Exchange commenced on February 13, 2006.

Our shares have been listed on the Regulated Market (Regulierter Markt) of the Frankfurt Stock Exchange and on the Prime Standard of the Regulated Market, which is a sub-segment of the Regulated Market with additional post-admission obligations. Admission to the Prime Standard requires the fulfillment of the following transparency criteria: publication of quarterly reports; preparation of financial statements in accordance with international accounting standards (IFRS or U.S. GAAP); publication of a company calendar; convening of at least one analyst conference per year; and publication of ad-hoc messages (i.e., certain announcements of material developments and events) in English. Companies aiming to be listed in this segment have to apply for admission. Listing in the Prime Standard is a prerequisite for inclusion of shares in the selection indices of the Frankfurt Stock Exchange, such as the DAX®, the index of 30 major German stocks.

Since October 1, 1996, ADSs, each representing one Ordinary share (the “Ordinary ADSs”), have been listed and traded on the New York Stock Exchange (“NYSE”) under the symbol FMS. Since November 25, 1996, ADSs, each representing one Preference share (the “Preference ADSs”), have been listed and traded on the NYSE under the symbol FMS/P. At December 31, 2011, there were 88,109 preference ADSs outstanding. Accordingly, while the preference ADSs remain listed on the NYSE, the trading market for the preference ADSs is highly illiquid. In addition, in connection with the NYSE listing of our ADSs upon consummation of our transformation of legal form and the related conversion offer to holders of our Preference shares, the NYSE advised us that if the number of publicly held preference ADSs falls below 100,000, which has occurred, the preference ADSs could be delisted. The Depositary for both the Ordinary ADSs and the Preference ADSs is Bank of New York Mellon (the “Depositary”).

Trading on the Frankfurt Stock Exchange

Deutsche Börse AG operates the Frankfurt Stock Exchange, which is the largest of the six German stock exchanges by value of shares traded. Our shares are traded on Xetra, the electronic trading system of the Deutsche Börse. The trading hours for Xetra are between 9:00 a.m. and 5:30 p.m. Central European Time (“CET”). Only brokers and banks that have been admitted to Xetra by the Frankfurt Stock Exchange have direct access to the system and may trade on it. Private investors can trade on Xetra through their banks and brokers. As of March 2011, the most recent figures available, the shares of more than 11,000 companies were traded on Xetra.

Deutsche Börse AG publishes information for all traded securities on the Internet, http://www.deutsche-boerse.com.

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Transactions on Xetra and the Frankfurt Stock Exchange settle on the second business day following the trade except for trades executed on Xetra International Markets, the European Blue Chip segment of Deutsche Börse AG, which settle on the third business day following a trade. The Frankfurt Stock Exchange can suspend a quotation if orderly trading is temporarily endangered or if a suspension is deemed to be necessary to protect the public.

The Hessian Stock Exchange Supervisory Authority (Hessische Börsenaufsicht) and the Trading Monitoring Unit of the Frankfurt Stock Exchange (HÜST Handelssüberwachungsstelle) both monitor trading on the Frankfurt Stock Exchange.

The Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht), an independent federal authority, is responsible for the general supervision of securities trading pursuant to provisions of the German Securities Trading Act (Wertpapierhandelsgesetz) and other laws.

The table below sets forth for the periods indicated, the high and low closing sales prices in euro for the Ordinary shares and the Preference shares on the Frankfurt Stock Exchange, as reported by the Frankfurt Stock Exchange Xetra system. All shares on German stock exchanges trade in euro. All share prices have been adjusted to reflect our one-for-three share splits in June 2007.

As of March 8, 2012, the share prices for the Ordinary and Preference shares traded on the Frankfurt Stock Exchange were €52.03 and €43.00, respectively.

		Price per ordinary share (€)		Price per preference share (€)
		High	Low	High	Low

2012	February	57.03	52.58	46.00	43.28
2012	January	55.05	53.22	44.90	43.00
2011	December	52.50	49.63	43.00	40.55
	November	51.52	48.50	45.00	41.83
	October	53.54	48.66	45.00	39.13
	September	52.10	46.60	42.72	40.27

2011	Fourth Quarter	53.54	48.50	45.00	39.13
	Third Quarter	55.13	45.41	45.90	37.99
	Second Quarter	53.06	48.23	45.50	40.67
	First Quarter	49.46	41.11	41.35	34.48
2010	Fourth Quarter	45.79	43.01	38.00	33.50
	Third Quarter	45.51	41.13	38.00	35.00
	Second Quarter	44.71	38.21	38.50	32.35
	First Quarter	41.78	36.10	35.87	28.20

2011	Annual	55.13	41.11	45.90	34.48
2010	Annual	45.79	36.10	38.50	28.20
2009	Annual	37.71	26.07	35.30	25.24
2008	Annual	39.10	29.73	37.60	28.31
2007	Annual	38.67	33.05	36.78	31.32

The average daily trading volume of the Ordinary shares and the Preference shares traded on the Frankfurt Stock Exchange during 2011 was 825,970 shares and 1,002 shares, respectively. The foregoing figures are based on total yearly turnover statistics supplied by the Frankfurt Stock Exchange.

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Trading on the New York Stock Exchange

As of March 8, 2012, the share prices for the Ordinary ADSs and Preference ADSs traded on the NYSE were $69.01 and $54.34, respectively.

The table below sets forth, for the periods indicated, the high and low closing sales prices for the Ordinary ADSs and the Preference ADSs on the NYSE:

		Price per ordinary ADS ($)		Price per preference ADS ($)
		High	Low	High	Low

2012	February	74.13	70.32	(1)	(1)
2012	January	71.50	67.86	58.16	55.00
2011	December	69.75	65.51	59.01	55.00
	November	70.73	64.96	61.49	57.24
	October	76.03	64.97	61.49	55.27
	September	71.04	65.93	58.72	55.27

2011	Fourth Quarter	76.03	64.96	61.49	55.00
	Third Quarter	79.92	64.20	62.10	52.51
	Second Quarter	78.57	68.58	62.80	54.22
	First Quarter	69.74	55.75	55.17	46.00
2010	Fourth Quarter	64.01	56.53	53.11	48.00
	Third Quarter	61.80	52.17	49.00	45.00
	Second Quarter	56.70	47.57	49.70	38.88
	First Quarter	56.20	49.62	50.72	42.70

2011	Annual	79.92	55.75	62.80	46.00
2010	Annual	64.01	47.57	53.11	38.88
2009	Annual	54.96	35.66	50.00	32.00
2008	Annual	59.01	39.84	55.00	28.87
2007	Annual	56.70	43.69	53.50	40.00

(1) There were no sales of Preference ADSs during the month of February

Dividends

We generally pay annual dividends on both our preference shares and our ordinary shares in amounts that we determine on the basis of Fresenius Medical Care AG & Co. KGaA’s prior year unconsolidated earnings as shown in the statutory financial statements that we prepare under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB), subject to authorization by a resolution to be passed at our general meeting of shareholders. Under our articles of association, the minimum dividend payable on the preference shares is €0.04 per share and, if we declare dividends, holders of our preference shares must receive €0.02 per share more than the dividend on an ordinary share. Under German law, we must, in all cases, pay the annual dividend declared on our preference shares before we pay dividends declared on our ordinary shares.

The general partner and our Supervisory Board propose dividends and the shareholders approve dividends for payment in respect of a fiscal year at the Annual General Meeting in the following year. Since all of our shares are in bearer form, we remit dividends to the depositary bank (Depotbank) on behalf of the shareholders.

Our Amended 2006 Senior Credit Agreement and outstanding euro notes, as well as the senior subordinated indentures relating to our trust preferred securities, restrict our ability to pay dividends. Item 5.B, “Operating and Financial Review and Prospects – Liquidity and Capital Resources” and the notes to our consolidated financial statements in our 2011 20-F discuss this restriction.

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The table below provides information regarding the annual dividend per share that we paid on our Preference shares and Ordinary shares. These payments were paid in the years shown for the results of operations in the year preceding the payment.

Per Share Amount	2011	2010	2009

Preference share	€0.67	€0.63	€0.60
Ordinary share	€0.65	€0.61	€0.58

We have announced that the general partner’s Management Board and our Supervisory Board have proposed dividends for 2011 payable in 2012 of €0.71 per preference share and €0.69 per ordinary share. These dividends are subject to approval by our shareholders at our Annual General Meeting to be held on May 10, 2012.

Except as described herein, holders of ADSs will be entitled to receive dividends on the ordinary shares and the preference shares represented by the respective ADSs. We will pay any cash dividends payable to such holders to the depositary in euros and, subject to certain exceptions, the depositary will convert the dividends into U.S. dollars and distribute the dividends to ADS holders. See Item 10, “Additional Information – Description of American Depositary Receipts – Share Dividends and Other Distributions” in our 2011 20-F. Fluctuations in the exchange rate between the U.S. dollar and the euro will affect the amount of dividends that ADS holders receive. Dividends paid on the preference shares and dividends paid to holders and beneficial holders of the ADSs will be subject to deduction of German withholding tax. You can find a discussion of German withholding tax below in “Item 10.E. Taxation” in our 2011 20-F.

Governance Matters

American Depositary Shares representing our Ordinary shares and our Preference shares are listed on the NYSE. However, because we are a “foreign private issuer,” as defined in the rules of the Securities and Exchange Commission, we are exempt from substantially all of the governance rules set forth in Section 303A of the NYSE’s Listed Companies Manual, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended, the obligation to notify the NYSE if any of our executive officers becomes aware of any material non-compliance with any applicable provisions of Section 303A, and the obligation to file annual and interim written affirmations, on forms mandated by the NYSE, relating to our compliance with applicable NYSE governance rules. Many of the governance reforms instituted by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 are implemented through the SEC’s proxy rules, including the requirements to provide shareholders with “say-on-pay” and “say-on-when” advisory votes related to the compensation of certain executive officers. Because foreign private issuers are exempt from the proxy rules, these governance rules are also not applicable to us. However, the compensation system for our Management Board was reviewed by an independent external compensation expert at the beginning of 2011 and submitted to and approved by Fresenius Medical Care AG & Co. KGaA’s shareholders on May 12, 2011. See part (iv) of this letter, “Compensation of the Management Board and the Supervisory Board – Compensation of the Management Board.” Instead, the rules of both the SEC and the NYSE require that we disclose the significant ways in which our corporate practices differ from those applicable to U.S. domestic companies under NYSE listing standards.

As a German company FMC-AG & Co. KGaA follows German Corporate Governance practices. German corporate governance practices generally derive from the provisions of the German Stock Corporation Act (Aktiengesetz, “AktG”) including capital market related laws, the German Codetermination Act (Mitbestimmungsgesetz, “MitBestG”) and the German Corporate Governance Code which was adopted in 2002 and revised periodically thereafter by the German government commission, most recently in May 2010. Our Articles of Association also include provisions affecting our corporate governance. German standards differ from the corporate governance listing standards applicable to U.S. domestic companies which have been adopted by the NYSE. For certain information regarding our organizational structure, management arrangements and governance, including information regarding the legal structure of a partnership limited by shares, or KGaA, management by our general partner, certain provisions of our Articles of Association and the role of our supervisory board in monitoring the management of our company by the general partner, as well as a brief, general summary of the principal differences between German and U.S. corporate governance practices, together with, as appropriate, a comparison to U.S. principles or practices, see Item 16G, “Corporate Governance” in our 2011 20-F.

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(iii)	Directors and Senior Management

General

As a partnership limited by shares, under the German Stock Corporation Act (Aktiengesetz), our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius SE & Co. KGaA. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.

For a detailed discussion of the legal and management structure of Fresenius Medical Care AG & Co. KGaA, including the more limited powers and functions of the supervisory board compared to those of the general partner, see Item 16.G, “Governance – The Legal Structure of Fresenius Medical Care AG & Co. KGaA” in our 2011 20-F.

Our general partner has a Supervisory Board and a Management Board. These two boards are separate and no individual may simultaneously be a member of both boards. A person may, however, serve on both the supervisory board of our general partner and on our supervisory board.

The General Partner’s Supervisory Board

The Supervisory Board of Management AG consists of six members who are elected by Fresenius SE & Co. KGaA (acting through its general partner, Fresenius Management SE) as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE & Co. KGaA, the general partner, or any affiliate of any of them.

Unless resolved otherwise by the general meeting of shareholders, the terms of each of the members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. The most recent election of members of the General Partner’s supervisory board took place in July 2011. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE in its capacity as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.

The general partner’s Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s Supervisory Board is to appoint and to supervise the general partner’s Management Board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.

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The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2011.

Name		Age as of December 31, 2011
Dr. Ulf M. Schneider, Chairman	(1)	46
Dr. Dieter Schenk, Vice Chairman	(4)	59
Dr. Gerd Krick	(1) (2)	73
Mr. Rolf A. Classon	(3) (4)	66
Dr. Walter L. Weisman	(1) (2) (3)	76
Mr. William P. Johnston	(1) (2) (3) (4)	67

(1) Members of the Human Resources Committee of the Supervisory Board of Management AG

(2) Members of the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA

(3) Independent director for purposes of our pooling agreement

(4) Member of the Regulatory and Reimbursement Assessment Committee of the Supervisory Board of Management AG

DR. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG, the Company’s General Partner, since April 2005. He is also Chairman of the Management Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, and Chairman or member of the Board of a number of other Fresenius SE group companies. Additionally, he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has also held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is also a member of the Board of Directors of APP Pharmaceuticals, Inc., USA.

DR. DIETER SCHENK has been Vice Chairman of the Supervisory Board of Management AG since 2005 and is also Vice Chairman of the Company’s Supervisory Board and a member of the Supervisory Board of Fresenius Management SE. He is an attorney and tax advisor and has been a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz) since 1986. Additionally, He also serves as the Chairman of the Supervisory Board of Gabor Shoes AG and TOPTICA Photonics AG and as a Vice-Chairman of the Supervisory Board of Greiffenberger AG. Dr. Schenk was Chairman of the Supervisory Board of NSL Consulting AG until September 2008.

DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 2005 and the Chairman of the Supervisory Board of FMC AG & Co KGaA since February 2006. He is the Chairman of the Supervisory Board of Fresenius Management SE and of Fresenius SE & Co. KGaA and is also Chairman of the Board of Vamed AG, Austria. Additionally, Dr. Krick was a former member of the Supervisory Board of Allianz Private Krankenversicherungs-AG, and former member of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G.

DR. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 2005. Additionally, he is the former President and Chief Executive Officer of American Medical International, Inc., and is a member of the Board of Directors of Occidental Petroleum Corporation. He is Senior Trustee of the Board of Trustees for the California Institute of Technology, a Life Trustee of the Board of Trustees of the Los Angeles County Museum of Art, and Chairman of the Board of Trustees of the Sundance Institute.

MR. WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 2006. Mr. Johnston has been a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors of The Hartford Mutual Funds, Inc., HCR-Manor Care, Inc. and LifeCare Holdings, Inc. Mr. Johnston is a member of the Board of Directors of the Georgia O’Keeffe Museum.

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MR. ROLF A. CLASSON has been a member of the Supervisory Board of Management AG since July 7, 2011 and a member of the Company’s Supervisory Board since May 12, 2011. Mr. Classon is the Chairman of the Board of Directors for Auxilium Pharmaceuticals, Inc. and Tecan Group Ltd. Additionally, Mr. Classon is a member of the Board of Directors for Hill-Rom holdings, Inc. Mr. Classon was also the Chairman of the Board of Directors of Prometheus Laboratories, Inc. until July 1, 2011, Chairman of the Board of Directors of EKR Therapeutics, Inc. until October 2011, and was a member of the Board of Directors of Enzon Pharmaceuticals, inc. until April 30, 2011.

The General Partner’s Management Board

Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms of office expire in the years listed below.

The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of January 1, 2010.

Name	Age as of December 31, 2011	Position	Year term expires

Dr. Ben J. Lipps	71	Chief Executive Officer and Chairman of the Management Board	2012
Rice Powell	56	Vice Chairman of the Management Board and Chief Executive Officer, Fresenius Medical Care North America	2014
Michael Brosnan	56	Chief Financial Officer	2012
Roberto Fusté	59	Chief Executive Officer for Asia Pacific	2016
Dr. Emanuele Gatti	56	Chief Executive Officer for Europe, Middle East, Africa and Latin America and Chief Strategist for FMC-AG & Co. KGaA	2012
Dr. Rainer Runte	52	Chief Administrative Officer for Global Law, Compliance, Intellectual Property and Corporate Business Development and Labor Relations Director for Germany	2014
Kent Wanzek	52	Head of Global Manufacturing Operations	2012

DR. BEN J. LIPPS has been with the Company since 1985. He is Chairman and Chief Executive Officer of the Management Board of Management AG and also holds senior executive positions with subsidiaries of the Company. He is also a member of the Management Board of Fresenius Management SE, member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. Dr. Lipps led the research team that developed the first commercial hollow fiber artificial kidney at the end of the 1960s and has held several research management positions in various companies, among them with DOW Chemical.

RICE POWELL has been with the Company since 1997. He is Vice Chairman of the Management Board of Management AG, member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland and Chief Executive Officer and director of Fresenius Medical Care North America. Mr. Powell has 30 years of experience in the healthcare industry, which includes various positions with Baxter International Inc., Biogen Inc., and Ergo Sciences Inc.

MICHAEL BROSNAN has been with the Company since 1998. He is a member of the Management Board and Chief Financial Officer of Management AG. He is member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma, Ltd., Switzerland. He was a member of the Board of Directors and Chief Financial Officer of Fresenius Medical Care North America and Vice President of Finance and Administration for Spectra Renal Management. Prior to joining Fresenius Medical Care, Mr. Brosnan held senior financial positions at Polaroid Corporation and was an audit partner at KPMG.

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DR. EMANUELE GATTI has been with the Company since 1989. His present positions include member of the Management Board of Management AG, Chief Executive Officer and Global Chief Strategist for Europe, Latin America, Middle East and Africa. Additionally, Dr. Gatti has lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and healthcare economics

ROBERTO FUSTÉ has been with the Company since 1991 and his present positions include member of the Management Board of Management AG and Chief Executive Officer for Asia Pacific. Additionally, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Mr. Fusté has also held several senior positions within the Company in Europe and the Asia Pacific region.

DR. RAINER RUNTE has been with the Company since 1991. He is a member of the Management Board of Management AG since December 2005 and is Chief Administrative Officer for Global Law, Compliance, Corporate Governance, Intellectual Property, and Corporate Business Development and is also Labor Relations Director for Germany. Furthermore, he is a member of the Board of Administration of Vifor Fresenius Medical Care Renal Pharma Ltd., Switzerland. Previously, he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law.

KENT WANZEK has been with the Company since 2003. He is a member of the Management Board of Management AG with responsibility for Global Manufacturing Operations and prior to joining the Management Board was in charge of North American Operations for the Renal Therapies Group at Fresenius Medical Care North America since 2004. Additionally, Mr. Wanzek held several senior executive positions with companies in the healthcare industry, including Philips Medical Systems, Perkin-Elmer, Inc. and Baxter Healthcare Corporation.

The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA

The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. The recent Supervisory Board elections occurred in May of 2011. Fresenius SE & Co. KGaA, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but, nevertheless has and will retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future. See Item 16.G, “Governance – The Legal Structure of FMC-AG & Co. KGaA” in our 2011 20-F.

The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom – Messrs. Schenk, Classon, Johnston, Krick and Weisman– are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “ – The General Partner’s Supervisory Board,” above. The sixth member of the Supervisory Board of FMC-AG & Co. KGaA is Prof. Dr. Bernd Fahrholz. Information regarding his age, term of office and business experience is as follows:

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PROF. DR. BERND FAHRHOLZ, age 64 was a member of the Supervisory Board of Management AG from April 2005 until August 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form to KGaA and has been a member of the Supervisory Board of FMC-AG & Co. KGaA since the transformation. He is Vice Chairman of our Audit and Corporate Governance Committee. Additionally, he is of counsel in the law firm of Dewey & LeBoeuf, LLP and was formerly a partner in the law firm of Nörr Stiefenhofer Lutz (now Noerr LLP). He also is the Chairman of the Supervisory Board of SMARTRAC N.V.

The terms of office of the aforesaid members of the Supervisory Board of FMC-AG & Co. KGaA will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholders of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE & Co. KGaA is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.

The principal function of the Supervisory Board of FMC-AG & Co. KGaA is to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE & Co. KGaA, has the authority to appoint or remove members of the general partner’s Management Board. See Item 16.G, “Governance – The Legal Structure of FMC-AG & Co. KGaA” in our 2011 20-F. Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.

Board Practices

For information relating to the terms of office of the Management Board and the Supervisory Board of the general partner, Management AG, and of the Supervisory Board of FMC-AG & Co. KGaA, and the periods in which the members of those bodies have served in office, see part (iii) of this letter, “Directors and Senior Management,” above. For information regarding certain compensation payable to certain members of the general partner’s management board after termination of employment, see part (iv) of this letter, “Compensation of the Management Board and the Supervisory Board – Commitments to Members of Management for the Event of the Termination of their Employment” above. The functions usually performed by a remuneration committee, particularly evaluation and assessment of the compensation of the members of the general partner’s Management Board, are performed by the Human Resources Committee of the general partner’s Supervisory Board, the members of which are Dr. Ulf M. Schneider (Chairman), Dr. Gerd Krick, Mr. William P. Johnston and Dr. Walter L. Weisman. Determination of the compensation system and of the compensation to be granted is to be made by the full Supervisory Board of Management AG. In 2011, the Audit and Corporate Governance Committee of FMC-AG & Co. KGaA consisted of Dr. Walter L. Weisman (Chairman), Prof. Dr. Bernd Fahrholz (Vice Chairman), Dr. Gerd Krick and Mr. William P. Johnston, all of whom are independent directors for purposes of SEC Rule 10A-3. The primary function of the Audit and Corporate Governance Committee is to assist FMC-AG & Co. KGaA’s supervisory board in fulfilling its oversight responsibilities, primarily through:

•	overseeing management’s conduct of our financial reporting process and the internal accounting and financial control systems and auditing of our financial statements;

•	monitoring our internal controls risk program;

•	monitoring our corporate governance performance according to the German corporate governance codex;

•	monitoring the independence and performance of our outside auditors;

•	providing an avenue of communication among the outside auditors, management and the Supervisory Board;

•	reviewing the report of our general partner on relations with related parties and for reporting to the overall supervisory board thereon;

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•	recommending the appointment of our independent auditors to audit our German statutory financial statements (subject to the approval by our shareholders at our Annual General Meeting) and approval of their fees;

•	retaining the services of our independent auditors to audit our U.S. GAAP financial statements and approval of their fees; and

•	pre-approval of all audit and non-audit services performed by KPMG, our independent auditors.

In connection with the settlement of the shareholder proceedings contesting the resolutions of the Extraordinary General Meeting (“EGM”) held August 30, 2005 that approved the transformation, the conversion of our preference shares into ordinary shares and related matters, we established a joint committee (the “Joint Committee”) (gemeinsamer Ausschuss) of the supervisory boards of Management AG and FMC-AG & Co. KGaA consisting of two members designated by each supervisory board to advise and decide on certain extraordinary management measures, including:

▪	transactions between us and Fresenius SE with a value in excess of 0.25% of our consolidated revenue, and

▪	acquisitions and sales of significant participations and parts of our business, the spin-off of significant parts of our business, initial public offerings of significant subsidiaries and similar matters. A matter is “significant” for purposes of this approval requirement if 40% of our consolidated revenues, our consolidated balance sheet total assets or consolidated profits, determined by reference to the arithmetic average of the said amounts shown in our audited consolidated accounts for the previous three fiscal years, are affected by the matter.

Furthermore, a nomination committee prepares candidate proposals for the Supervisory Board and suggests suitable candidates to the Company’s Supervisory Board and for it’s nomination prospects to the General Meeting. In 2011, the nomination committee consisted of Dr. Gerd Krick (Chairman), Dr. Walter G. Weisman, Dr. Dieter Schenk and suggested candidates to the Supervisory Board for the election of Supervisory Board members by the General Meeting in May 2011.

The supervisory board of our general partner, Management AG, is supported by a Regulatory and Reimbursement Assessment Committee (the “RRAC”) whose members in 2011 were initially Mr. William P. Johnston (Chairman), Mr. John Gerhard Kringel and Dr. Dieter Schenk. After Mr. Kringel’s retirement from the Supervisory Board, Mr. Rolf A. Classon joined the RRAC as a new member in September 2011. The primary function of the RRAC is to assist and to represent the board in fulfilling its responsibilities, primarily through assessing the Company’s affairs in the area of its regulatory obligations and reimbursement structures for dialysis services. In the United States, these reimbursement regulations are mandated by the HHS and CMS for dialysis services. Similar regulatory agencies exist country by country in the International regions to address the conditions for payment of dialysis treatments. Furthermore, the Supervisory Board of Management has its own nomination committee, which consisted of Dr. Ulf. M. Schneider (Chairman), Dr. Gerd Krick and Dr. Walter G. Weisman in 2011.

(iv)	Compensation of the Management Board and the Supervisory Board

Report of the Management Board of Management AG, our General Partner

The compensation report of Fresenius Medical Care AG & Co. KGaA summarizes the main elements of the compensation system for the members of the Management Board of Management AG as general partner of Fresenius Medical AG & Co. KGaA and in this regard notably explains the amounts and structure of the compensation paid to the Management Board. The compensation report is part of the group management report. The compensation report is prepared on the basis of the recommendations made by the German Corporate Governance Code and also includes the disclosures as required pursuant to the applicable statutory regulations, notably in accordance with the German Commercial Code (HGB).

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Compensation of the Management Board

The entire Supervisory Board of Management AG is responsible for determining the compensation of the Management Board. The Supervisory Board is assisted in this task by a personnel committee, the Human Resources Committee. In the year under review, the Human Resources Committee was composed of Dr Ulf M. Schneider (Chairman), Dr Gerd Krick (Vice Chairman), William P. Johnston and Dr Walter L. Weisman.

The Management Board compensation system was reviewed by an independent external compensation expert at the beginning of the year under review and submitted to Fresenius Medical Care AG & Co. KGaA’s shareholders’ meeting for approval. On May 12, 2011 the shareholders’ meeting approved of the Management Board compensation system with a majority of 99.71% of the votes cast.

The objective of the compensation system is to enable the members of the Management Board to participate reasonably in the sustainable development of the Company’s business with the compensation paid and to reward them based on their duties and performance as well as their success in managing the Company’s economic and financial position while giving due regard to the peer environment.

The compensation of the Management Board is, as a whole, performance-oriented and was composed of three elements in fiscal year 2011:

•	performance-unrelated compensation (basic salary)

•	performance-related compensation (variable bonus)

•	components with long-term incentive effects (stock options, share-based compensation with cash settlement).

The individual components are designed on the basis of the following criteria:

In fiscal year 2011, the performance-unrelated compensation was paid in twelve monthly installments as basic salary. Moreover, the members of the Management Board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements, reimbursement of fees for the preparation of tax returns and reimbursement of certain other charges and additional contributions to pension and health insurance.

The performance-related compensation will also be granted for the fiscal year 2011 as a short-term cash component (annual bonus) and a longer-term share-based compensation component (stock options, share-based compensation with cash settlement). The amount of the performance-related compensation component in each case depends on the achievement of individual and common targets:

The bonus relevant targets for the members of the Management Board are measured by reference to operating profit margin, growth of Group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions). All values are derived from the comparison of estimated and actually achieved figures. Furthermore, targets are divided into Group level targets and those to be achieved in individual regions. Lastly, the various target parameters are weighted differently by their relative share in the aggregate amount of variable compensation depending on the respective (regional) areas of responsibility assumed by the members of the Management Board.

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Variable compensation was based upon EAT growth of at least 6% in the year under review and capped at 15%. Furthermore, the members of the Management Board assuming Group functions and the members of the Management Board with regional responsibilities were evaluated in terms of the development of the respective free cash flow within the Group or in the relevant regions during the period under review, with the targets subject to compensation being within a range of rates between 3% and 6% of the respective free cash flow with reference to the turnover. The regional operating profit margins achieved in the year under review were moreover compensated for the respective Board members with regional responsibilities, in each case, within a target range between 13% and 18.5%.

As a rule, EAT growth for members of the Management Board with Group functions - these are Messrs. Dr. Ben Lipps, Michael Brosnan and Dr. Rainer Runte - are compensated at a share of 80% in variable compensation and are thus weighted higher than for Board members having responsibility for regional earnings (these are Messrs. Roberto Fusté, Dr. Emanuele Gatti and Rice Powell) or in the Global Manufacturing Operations division (Mr. Kent Wanzek), where the share is 60%. The achievement of the target for free cash flow is assessed at the uniform rate of 20% of variable compensation for all members of the Management Board; likewise, the valuation of operating profit margins in the regions is weighted at 20% of the variable compensation component.

In the year under review, the bonus components to be paid via cash payment in principle consisted proportionately of a short-term annual bonus and -subject to the phantom stock component in accordance with the Phantom Stock Plan 2011 described hereunder- a further share-based compensation component (long-term), to be paid by way of cash settlement based on the performance of the stock exchange price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. Once the annual targets were or are achieved, the cash was or will be paid after the end of the respective fiscal year in which the target is achieved. The share-based compensation also to be granted yearly in case of achievement of the yearly targets is subject to a three-year vesting period, although a shorter period may apply in special cases (e.g. professional incapacity, entry into retirement, non-renewal by the company of expired service agreements). The amount of cash payment of this share-based compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. Therefore, the share-based compensation is attributed to the long-term incentive compensation components. The annual targets of the aforementioned and respectively applicable key data are valued at a maximum of 120% and subject to a fixed multiplier, thereby limiting the variable compensation.

In determining the variable compensation, care was taken that the share of the long-term compensation components (including the stock option and phantom stock components described below) constitutes at least 50% of the total variable components. Should this not be the case mathematically, the Management Board members’ contracts provide that the share of the short-term annual bonus be reduced and the share of the long-term share-based cash components be correspondingly increased, in order to meet this quota. For the total performance-based compensation, the amount of the maximum achievable bonus for each of the members of the Management Board is respectively capped. The share-based compensation components also contain a limitation for cases of extraordinary developments. Furthermore, the Supervisory Board may grant a discretionary bonus for extraordinary performance.

In addition, a special bonus component applied in some cases for fiscal years 2006, 2007 and 2008 which was linked to the achievement of targets as measured only over this three-year period but whose payment to a certain extent is also subject to a vesting period of several years and consequently will take place up to 2012. This bonus component also included special components linked to the achievement of extraordinary financial targets related to special integration measures (e.g. in connection with the acquisition of Renal Care Group in the U.S.) and thus required the achievement of an extraordinary increase in earnings. The present report also reflects those payments based on this earlier bonus component but exercised and paid only in the year under review (see table “Expenses for Long-term Incentive Components”).

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For fiscal years 2011 and 2010 the amount of cash payments of the General Partner’s Management Board without long-term incentive components consisted of the following:

	Amount of Cash Payments
	Non-Performance Related Compensation				Performance Related Compensation		Cash Compensation (without long-term Incentive Components)
	Salary		Other1)		Bonus
	2011	2010	2011	2010	2011	2010	2011	2010
	in thousands		in thousands		in thousands		in thousands
Dr. Ben Lipps	$1,200	$1,200	$254	$469	$1,500	$1,554	$2,954	$3,223
Michael Brosnan	650	650	255	183	813	821	1,718	1,654
Roberto Fusté	696	597	262	245	768	740	1,726	1,582
Dr. Emanuele Gatti	940	862	169	139	1,022	1,086	2,131	2,087
Rice Powell	950	950	37	36	1,361	1,319	2,348	2,305
Dr. Rainer Runte	592	564	59	47	740	729	1,391	1,340
Kent Wanzek	500	500	24	25	716	727	1,240	1,252
Total	$5,528	$5,323	$1,060	$1,144	$6,920	$6,976	$13,508	$13,443

1) Includes insurance premiums, private use of company cars, rent supplements, contributions to pension and health insurance and other benefits.

In addition to the aforementioned share-based compensation component with cash settlement, stock options under Stock Option Plan 2011 and phantom stocks under the Phantom Stock Plan 2011 were granted as further components with long-term incentive effects in fiscal year 2011.

The Stock Option Plan 2011 was adopted by the General Meeting of Fresenius Medical Care AG & Co. KGaA on May 12, 2011. Together with the Phantom Stock Plan 2011 it forms the Long Term Incentive Plan 2011 (LTIP 2011). Besides the members of the management board of affiliated companies and managerial staff members of the Company and of certain affiliated companies, the Management Board members of the General Partner are entitled under LTIP 2011. Under the LTIP 2011 a combination of stock options and phantom stocks are granted to the participants. Stock options and phantom stocks will be granted on certain grant days within a period of five years. The number of stock options and phantom stocks to be granted to the members of the Management Board is determined by the Supervisory Board in its discretion, whereupon in principle all members of the Management Board receive the same quantity, with the exception of the Chairman of the Management Board who receives the respective double quantity and with the exception of the Vice Chairman of the Management Board who receives one and a half times the quantity of stock options and phantom stocks. At the time of the grant participants can choose a ratio based on the value of the stock options vs. the value of phantom stock in a range between 75:25 and 50:50. The exercise of stock options and phantom stocks is subject to several conditions such as the expiry of a four year waiting period, the consideration of black-out periods, the achievement of the defined success target and the existence of a service or employment relationship. Stock options may be exercised within four years and phantom stocks within one year after the expiration of the waiting period. For Management Board members who are US tax payers specific conditions apply with respect to the exercise period of phantom stocks. The success target is achieved in each case if, after the grant to the entitled persons in each case, either the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year in each case or - if this is not the case - the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum. If with regard to a comparable period or more than one of the four comparable periods within the waiting period neither the adjusted basic income per ordinary share increases by at least eight per cent per annum in comparison to the previous year nor the compounded annual growth rate of the adjusted basic income per ordinary share during the four years of the waiting period reflects an increase of at least eight per cent per annum, the granted stock options and phantom stocks are cancelled in the proportion in which the target is not achieved within the waiting period, i.e. by one quarter (¼), two quarters (½), by three quarters (¾), or completely. For the purposes of this compensation report phantom stocks are attributed to the share-based compensation component with cash settlement (long-term) and disclosed accordingly hereunder.

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The principles of Stock Option Plan 2011 and of the two further Employee Participation Programs in place at January 1, 2011 and secured by conditional capital, which entitled their participants to convertible bonds or stock options (from which, however, in fiscal year 2011 no further options could be issued), are described in more detail in the notes in the section on conditional capitals.

Under the Stock Option Plan 2011 in the year under review 1,947,231 stock options were granted in total (in 2010 under the Stock Option Plan 2006: 2,817,879), whereas 307,515 (in 2010 under the Stock Option Plan 2006: 423,300) were accounted for the Management Board members. Moreover, in fiscal year 2011 (for the first time) 215,638 phantom stocks were granted under the Phantom Stock Plan 2011, whereas 29,313 were accounted for the Management Board members.

For fiscal years 2011 and 2010 the number and value of stock options issued, the value of other share-based compensation with cash settlement is shown individually in the following table.

	Components with Long-term Incentive Effect
	Stock Options				Share-based Compensation with Cash Settlement1)		Total
	2011	2010	2011	2010	2011	2010	2011	2010
	Number		in thousands		in thousands		in thousands
Dr. Ben Lipps	74,700	99,600	$1,444	$1,040	$967	$518	$2,411	$1,558
Michael Brosnan	37,350	49,800	722	520	504	301	1,226	821
Roberto Fusté	37,350	49,800	722	520	489	207	1,211	727
Dr. Emanuele Gatti	29,880	49,800	578	520	715	553	1,293	1,073
Rice Powell	56,025	74,700	1,083	780	804	539	1,887	1,319
Dr. Rainer Runte	34,860	49,800	674	520	527	243	1,201	763
Kent Wanzek	37,350	49,800	722	520	472	242	1,194	762
Total	307,515	423,300	$5,945	$4,420	$4,478	$2,603	$10,423	$7,023

1) This includes Phantom Stocks granted to Board Members during the fiscal year. The share-based compensation amounts are based on the grant date fair value.

The stated values of the stock options granted to the members of the Management Board in fiscal year 2011 correspond to their fair value at the time of being granted, namely a value of $19.33 (€13.44) (2010: $10.44/€8.07) per stock option. The exercise price for the stock options granted is $75.47 (€52.48) (2010: $55.19/€42.68).

At the end of fiscal year 2011, the members of the Management Board held a total of 2,354,875 stock options and convertible bonds (jointly referred to as stock options; 2010: 2,178,699 stock options).

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The development and status of stock options of the members of the Management Board in fiscal year 2011 are shown in more detail in the following table:

	Development and status of the stock options
	Dr. Ben	Michael	Roberto	Dr. Emanuele	Rice	Dr. Rainer	Kent
	Lipps	Brosnan	Fusté	Gatti	Powell	Runte	Wanzek	Total
Options outstanding at January 1, 2011
Number	598,870	269,598	339,986	375,876	224,100	284,469	85,800	2,178,699
Weighted average exercise price in $	41.60	40.03	38.65	36.67	47.55	42.49	50.36	41.17

Options granted during the fiscal year
Number	74,700	37,350	37,350	29,880	56,025	34,860	37,350	307,515
Weighted average exercise price in $	75.47	75.47	75.47	75.47	75.47	75.47	75.47	75.47

Options exercised during the fiscal year
Number	100,870	—	—	30,469	—	—	—	131,339
Weighted average exercise price in $	23.99	—	—	18.59	—	—	—	22.74
Weighted average share price in $	63.68	—	—	64.69	—	—	—	63.92

Options outstanding at December 31, 2011
Number	572,700	306,948	377,336	375,287	280,125	319,329	123,150	2,354,875
Weighted average exercise price in $	48.13	43.43	41.54	40.62	51.62	45.27	55.68	45.69
Weighted average remaining contractual life in years	4.1	4.0	3.5	3.4	4.9	3.9	5.7	4.0
Range of exercise price in $	39.45 - 75.47	14.78 - 75.47	14.78 - 75.47	14.78 - 75.47	41.37 - 75.47	18.72 - 75.47	41.37 - 75.47	14.78 - 75.47

Options exercisable at December 31, 2011
Number	298,800	186,798	240,386	245,807	99,600	184,869	18,000	1,274,260
Weighted average exercise price in $	43.08	35.75	34.65	34.20	44.90	39.37	45.92	38.35

Based on the targets achieved in fiscal year 2011, additional rights for share-based compensation with cash settlement totalling $2.306 million (2010: $2.603 million) were earned. On the basis of the so fixed value of the share-based compensation determination of the specific number of shares is made by the Supervisory Board only in March 2012, based on the then current price of the ordinary shares of Fresenius Medical Care AG & Co. KGaA. This number will then serve as a multiplier for the share price and therewith as a base for calculation of the payment after the three-year vesting period.

In the fiscal year 2011, phantom stocks in the total value of $2.172 million were granted for the first time to the Management Board members on the basis of the Phantom Stock Plan 2011 in July 2011 as further share-based compensation component with cash settlement.

The amount of the total compensation of the General Partner’s Management Board for fiscal years 2011 and 2010 is shown in the following table:

	Total Compensation
	Cash Compensation (without long-term Incentive components)		Components with long-term Incentive Effect		Total Compensation (including long-term Incentive Components)
	2011	2010	2011	2010	2011	2010
	in thousands		in thousands		in thousands
Dr. Ben Lipps	$2,954	$3,223	$2,411	$1,558	$5,365	$4,781
Michael Brosnan	1,718	1,654	1,226	821	2,944	2,475
Roberto Fusté	1,726	1,582	1,211	727	2,937	2,309
Dr. Emanuele Gatti	2,131	2,087	1,293	1,073	3,424	3,160
Rice Powell	2,348	2,305	1,887	1,319	4,235	3,624
Dr. Rainer Runte	1,391	1,340	1,201	763	2,592	2,103
Kent Wanzek	1,240	1,252	1,194	762	2,434	2,014
Total	$13,508	$13,443	$10,423	$7,023	$23,931	$20,466

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Compensation components with long-term incentive effects, i.e. stock options as well as share-based compensation components with cash settlement, can be exercised only after the expiry of the specified vesting period. Their value is recognized over the vesting period as expense in the respective fiscal year of the vesting period. Compensation expenses attributable to fiscal years 2011 and 2010 are shown in the following table:

	Expenses for Long-term Incentive Components
	Stock Options		Share-based Compensation with Cash Settlement		Share-based Compensation
	2011	2010	2011	2010	2011	2010
	in thousands		in thousands		in thousands
Dr. Ben Lipps	$1,529	$1,165	$1,085	$1,140	$2,614	$2,305
Michael Brosnan	259	74	133	—	392	74
Roberto Fusté	568	583	175	61	743	644
Dr. Emanuele Gatti	553	583	564	426	1,117	1,009
Rice Powell	698	620	611	713	1,309	1,333
Dr. Rainer Runte	563	583	416	502	979	1,085
Kent Wanzek	259	74	111	—	370	74
Total	$4,429	$3,682	$3,095	$2,842	$7,524	$6,524

According to the requirements of the compensation system the amount of the basic salary and the amount of the total compensation of the members of the Management Board have been and will be measured taking into account relevant reference values of other DAX-listed companies and of similar companies with comparable size and performance in the relevant industry sector.

Commitments to Members of the Management Board for the Event of the Termination of their Appointment

There are individual contractual pension commitments for the Management Board members Roberto Fusté, Dr Emanuele Gatti and Dr Rainer Runte. Under these commitments, Fresenius Medical Care as of December 31, 2011 has aggregate pension obligations of $8.768 million. (as of December 31, 2010: $8.098 million).

Each of the pension commitments provides for a pension and survivor benefit as of the time of conclusively ending active work, at age 65 (at age 60 at the earliest with respect to Dr Emanuele Gatti) or upon occurrence of disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit) at the earliest, however, depending on the amount of the recipient’s most recent basic salary.

With regard to the retirement pension, the starting percentage of 30% from the last base salary increases with every complete year of service by 1.5 percentage points up to a maximum of 45%. Current pensions increase according to legal requirements (Sec. 16 of the German Law to improve company pension plans, “BetrAVG”). 30% of the gross amount of any later income from an activity of the Management Board member is set off against the pension obligation. Any amounts to which the Management Board members or their surviving dependants, respectively, are entitled from other company pension rights of the Management Board member, even from service agreements with other companies are to be set off. If a Management Board member dies, the widow receives a pension amounting to 60% of the resulting pension claim at that time. Furthermore, the deceased Management Board member’s own legitimate children (leibliche eheliche Kinder) receive an orphan’s pension amounting to 20% of the resulting pension claim at that time, until the completion of their education or they reach 25 years of age, at the latest. All orphans’ pensions and the widow pension together reach a maximum of 90% of the Management Board member’s pension, however. If a Management Board member leaves the Management Board of Management AG before he reaches 65 or (in the case of Dr Gatti) 60, except in the event of a disability or incapacity to work (Berufs- oder Erwerbsunfähigkeit), the rights to the aforementioned benefits remain, although the pension to be paid for a covered event is reduced in proportion to the ratio of the actual years of service as a Management Board member to the potential years of service until reaching 65 or (in the case of Dr Gatti) 60 years of age.

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With the Chairman of the Management Board, Dr Ben Lipps, there is an individual agreement instead of a pension provision, to the effect that, taking account of a non-compete covenant upon termination of his employment contract/service agreement with Management AG, he will be retained to render consulting services to the Company for a period of 10 years. The annual consideration for such services would amount to approximately 33% of the non-performance-linked compensation components paid to him in fiscal year 2011. The present value of this agreement amounted to $2.981 million. as of December 31, 2011.

Management Board members Rice Powell, Michael Brosnan and Kent Wanzek participated in the U.S.-based 401(k) savings plan in the year under review. This plan generally allows employees in the U.S. to invest a portion of their gross salaries in retirement pension programs. The company supports this investment, for permanent employees with at least one year of service, via 50% of the investment made, up to a limit of 6% of income - whereupon the allowance paid by the Company is limited to 3% of the income - or a maximum of $16,500 ($22,000 for employees 50 years of age or older). The aforementioned Management Board members were each contractually enabled to participate in this plan; in the past fiscal year the company paid out $ 9,310 (in the previous year: $ 9,383) respectively in this regard.

Furthermore, the Management Board members Dr. Ben Lipps, Rice Powell and Michael Brosnan have acquired non-forfeitable benefits from participation in employee pension plans of Fresenius Medical Care North America, which provide payment of pensions as of the age of 65 and the payment of reduced benefits as of the age of 55. Due to plan cuts in March 2002, the rights to receive benefits from the pension plans have been frozen at the level then applicable.

Additions to pension obligations in fiscal year 2011 amounted to $1.033 million. (2010: $3.945 million). The pension commitments are shown in the following table:

	Development and status of pension commitments
	As of January 1, 2011	increase	As of December 31, 2011
	in thousands
Dr. Ben Lipps	$536	$303	$839
Michael Brosnan	68	21	89
Roberto Fusté	2,398	361	2,759
Dr. Emanuele Gatti	4,619	259	4,878
Rice Powell	131	39	170
Dr. Rainer Runte	1,081	50	1,131
Total	$8,833	$1,033	$9,866

A post-employment non-competition covenant was agreed upon with all Management Board members. If such covenant becomes applicable, the Management Board members receive compensation amounting to half their annual base salaries for each year of respective application of the non-competition covenant, up to a maximum of two years. The employment contracts of the Management Board members contain no express provisions for the case of a change of control.

All members of the Management Board have received individual contractual commitments for the continuation of their payments in cases of sickness for a maximum of 12 months, although as of six months’ of sick leave, insurance benefits may be set off therewith. If a Management Board member dies, the surviving dependants will be paid three more monthly amounts after the month of death, until the end of the respective service agreement at the longest, however.

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Miscellaneous

In fiscal year 2011, no loans or advance payments of future compensation components were made to members of the Management Board of Management AG.

The payments to Management Board members Dr. Ben Lipps, Michael Brosnan and Kent Wanzek were paid in part in the U.S. (USD) and in part in Germany (EUR). The part paid in Germany was agreed in net amounts, so that varying tax rates in both countries may retroactively change the gross amounts. Since the actual tax burden can only be calculated later in the context of the tax returns, subsequent adjustments may have to be made, which will then be retroactively covered in future compensation reports.

To the extent permitted by law, Management AG undertook to indemnify the members of the Management Board from claims against them arising out of their work for the Company and its affiliates, if such claims exceed their liability under German law. To secure such obligations, the Company has obtained Directors & Officers liability insurance with an excess, which complies with the requirements of the German Stock Corporation Act. The indemnity applies for the time in which each member of the Management Board is in office and for claims in this connection after termination of membership on the Management Board in each case.

Former members of the Management Board did not receive any compensation in fiscal year 2011 other than that mentioned above under “Commitments to Members of the Management Board” obligations for this group exist in an amount of $646,000 (2010: $666,000).

Compensation of the Supervisory Board of Fresenius Medical Care & Co. KGaA and Supervisory Board of Management AG

The compensation of the FMC-AG & Co. KGaA Supervisory Board is set out in clause 13 of the Articles of Association, a copy of which has been filed with the Securities and Exchange Commission.

In accordance with this provision, the members of the Supervisory Board are to be reimbursed for the expenses incurred in the exercise of their offices, which also include the applicable VAT.

As compensation, each Supervisory Board member receives in the first instance a fixed salary of $80,000 per respective complete fiscal year, payable in four equal instalments at the end of a calendar quarter. Should the General Meeting resolve on a higher compensation, with a majority of three-fourths of the votes cast and taking the annual results into account, such compensation shall apply.

The chairman of the Supervisory Board receives additional compensation of $80,000 and his deputy additional compensation of $40,000 per respective complete fiscal year. In addition, the Annual Meeting of FMC-AG & Co. KGaA approved on May 12, 2011, the introduction of a variable performance-related compensation component for the Supervisory Board according to which each member of the Supervisory Board shall also receive an additional remuneration which is based upon the respective average growth of earnings per share of the Company (EPS) during the period of the last three fiscal years prior to the payment date (3-year average EPS growth). The amount of the variable remuneration component is $ 60,000 in case of achieving a 3-year average EPS growth corridor from 8.00 to 8.99%, $70,000 in the corridor from 9.00 to 9.99% and $ 80,000 in case of a growth of 10.00% or more. If the aforementioned targets are reached, the respective variable remuneration amounts are earned to their full extent, i.e. within these margins there is no pro rata remuneration. In any case, this variable component is limited to a maximum of $80,000 per annum. Reciprocally, the members of the supervisory board are only entitled to the variable remuneration component if the 3 year average EPS growth of at least 8.00% is reached. The variable remuneration component, based on the target achievement, is in principle disbursed on a yearly basis, namely following approval of the Company’s annual financial statements, this for the first time after adoption of the annual financial statements for the fiscal year 2011.

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As a member of a committee, a member of FMC-AG & Co. KGaA’s Supervisory Board additionally annually receives $40,000, or, as chairman or vice chairman of a committee, $60,000 or $50,000, respectively payable in identical instalments at the end of a calendar quarter. For memberships in the Nomination Committee and in the Joint Committee as well as in the capacity of their respective chairmen and deputy chairmen, no separate remuneration shall be granted.

Should a member of the FMC-AG & Co. KGaA Supervisory Board be a member of the Supervisory Board of the General Partner Management AG at the same time, and receive compensation for his work on the Supervisory Board of Management AG, the compensation for the work as a FMC-AG & Co. KGaA Supervisory Board member shall be reduced by half. The same applies to the additional compensation for the chairman of the FMC-AG & Co. KGaA Supervisory Board and his deputy, to the extent that they are at the same time chairman and deputy, respectively, of the Supervisory Board of Management AG. If the deputy chairman of the FMC-AG & Co. KGaA Supervisory Board is at the same time chairman of the Supervisory Board at Management AG, he shall receive no additional compensation for his work as deputy chairman of the FMC-AG & Co. KGaA Supervisory Board to this extent.

The compensation for the Supervisory Board of Management AG and the compensation for its committees were charged to FMC-AG & Co. KGaA in accordance with section 7 paragraph 3 of the Articles of Association of FMC-AG & Co. KGaA.

The total compensation of the Supervisory Board of FMC-AG & Co. KGaA including the amount charged by Management AG to FMC-AG & Co. KGaA, is listed in the following tables, with the table immediately positioned hereinafter displaying the fixed compensation, whilst the subsequent table sets out the performance related compensation:

	Fixed compensation for Supervisory Board at FMC Management AG		Fixed compensation for Supervisory Board at FMC-AG & Co. KGaA		Compensation for committee services at FMC Management AG		Compensation for committee services at FMC-AG & Co. KGaA		Non-Performance Related Compensation
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	in thousand		in thousand		in thousand		in thousand		in thousand
Dr. Gerd Krick	$40	$40	$120	$120	$60	$60	$40	$30	$260	$250
Dr. Dieter Schenk	60	60	60	60	50	50	—	—	170	170
Dr. Ulf M. Schneider2)	160	160	—	—	70	70	—	—	230	230
Dr. Walter L. Weisman	40	40	40	40	50	50	60	50	190	180
John Gerhard Kringel3)	20	40	15	40	30	60	—	—	65	140
William P. Johnston	40	40	40	40	120	120	40	30	240	230
Prof. Dr. Bernd Fahrholz4)	—	—	80	80	—	—	45	30	125	110
Rolf A. Classon5)	20	—	31	—	30	—	—	—	81	—
Total	$380	$380	$386	$380	$410	$410	$185	$140	$1,361	$1,310

1) Shown without VAT and withholding tax

2) Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA; compensation paid by FMC Management AG

3) Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011, Member of the supervisory board and Member of committee of FMC Management AG until July 7, 2011

4) Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG; compensation paid by FMC-AG & Co. KGaA

5) Member of the supervisory board of FMC-AG & Co. KGaA as of May 12, 2011, Member of the supervisory board of FMC Management AG as of July 7, 2011

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	Performance Related Compensation in FMC Management AG		Performance Related Compensation in FMC-AG & KGaA		Performance Related Compensation		Total compensation
	2011	2010	2011	2010	2011	2010	2011	2010
	in thousand		in thousand		in thousand		in thousands
Dr. Gerd Krick	$30	$—	$30	$—	$60	$—	$320	$250
Dr. Dieter Schenk	30	—	30	—	60	—	230	170
Dr. Ulf M. Schneider1)	60	—	—	—	60	—	290	230
Dr. Walter L. Weisman	30	—	30	—	60	—	250	180
John Gerhard Kringel2)	16	—	11	—	27	—	92	140
William P. Johnston	30	—	30	—	60	—	300	230
Prof. Dr. Bernd Fahrholz3)	—	—	60	—	60	—	185	110
Rolf A. Classon4)	14	—	19	—	33	—	114	—
Total	$210	$—	$210	$—	$420	$—	$1,781	$1,310

1) Chairman of the supervisory board of FMC Management AG, but not member of the supervisory board of FMC-AG & Co. KGaA;

2) Member of the supervisory board of FMC-AG & Co. KGaA until May 12, 2011 and of FMC Management AG until July 7, 2011

3) Member of the supervisory board of FMC-AG & Co. KGaA, but not member of the supervisory board of FMC Management AG

4) Member of the supervisory board of FMC-AG & Co. KGaA effective from May 12, 2011 and of FMC Management AG effective from July 7, 2011

(v)	Options to Purchase our Securities

Stock Option and Other Share Based Plans

Fresenius Medical Care AG & Co. KGaA Long Term Incentive Program 2011

On May 12, 2011, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2011 (“2011 SOP”) was established by resolution of the Company’s AGM. The 2011 SOP, together with the Phantom Stock Plan 2011, which was established by resolution of the General Partner’s Management and Supervisory Boards, forms the Company’s Long Term Incentive Program 2011 (“2011 Incentive Program”). Under the 2011 Incentive Program, participants will be granted awards, which will consist of a combination of stock options and phantom stock. Awards under the 2011 Incentive Program will be granted over a five year period and can be granted on the last Monday in July and/or the first Monday in December each year. Prior to the respective grant, the participants will be able to choose how much of the granted value is granted in the form of stock options and phantom stock in a predefined range of 75:25 to 50:50, stock options v. phantom stock. The amount of phantom stock that plan participants may choose to receive instead of stock options within the aforementioned predefined range is determined on the basis of a fair value assessment pursuant to a binomial model. With respect to grants made in July, this fair value assessment will be conducted on the day following the Company’s AGM and with respect to the grants made in December, on the first Monday in October.

Members of the Management Board of the General Partner, members of the management boards of the Company’s affiliated companies and the managerial staff members of the Company and of certain affiliated companies are entitled to participate in the 2011 Incentive Program. With respect to participants who are members of the General Partner’s Management Board, the General Partner’s Supervisory Board has sole authority to grant awards and exercise other decision making powers under the 2011 Incentive Program (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2011 Incentive Program.

The awards under the 2011 Incentive Program are subject to a four-year vesting period. The vesting of the awards granted is subject to achievement of performance targets measured over a four-year period beginning with the first day of the year of the grant. For each such year, the performance target is achieved if the Company’s adjusted basic income per ordinary share (“Adjusted EPS”), as calculated in accordance with the 2011 Incentive Program, increases by at least 8% year over year during the vesting period or, if this is not the case, the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year of the Adjusted EPS during the four-year vesting period. At the end of the vesting period, one-fourth of the awards granted is forfeited for each year in which the performance target is not achieved. All awards are considered vested if the compounded annual growth rate of the Adjusted EPS reflects an increase of at least 8% per year during the four-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the four-year vesting period.

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The 2011 Incentive Program was established with a conditional capital increase up to €12,000 subject to the issue of up to twelve million non-par value bearer ordinary shares with a nominal value of €1.00, each of which can be exercised to obtain one ordinary share. Of these twelve million shares, up to two million stock options are designated for members of the Management Board of the General Partner, up to two and a half million stock options are designated for members of management boards of direct or indirect subsidiaries of the Company and up to seven and a half million stock options are designated for managerial staff members of the Company and such subsidiaries. The Company may issue new shares to fulfill the stock option obligations or the Company may issue shares that it has acquired or which the Company itself has in its own possession.

The exercise price of stock options granted under the 2011 Incentive Program shall be the average stock exchange price on the Frankfurt Stock Exchange of the Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Stock options granted under the 2011 Incentive Program have an eight-year term and can be exercised only after a four-year vesting period. Stock options granted under the 2011 Incentive Program to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2011 Incentive Program are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or disposed of otherwise.

Phantom stock under the 2011 Incentive Program entitles the holders to receive payment in Euro from the Company upon exercise of the phantom stock. The payment per phantom share in lieu of the issuance of such stock shall be based upon the stock exchange price on the Frankfurt Stock Exchange of one of the Company’s ordinary shares on the exercise date. Phantom stock will have a five-year term and can be exercised only after a four-year vesting period, beginning with the grant date. For participants who are U.S. tax payers, the phantom stock is deemed to be exercised in any event in the March following the end of the vesting period.

Incentive plan

In 2011, Management Board members were eligible for performance–related compensation that depended upon achievement of targets. The targets are measured by reference to operating profit margin, growth of group-wide after-tax earnings (EAT growth) as well as the development of free cash flow (cash flow before acquisitions), and are derived from the comparison of targeted and actually achieved current year figures. Targets are divided into Group level targets and those to be achieved in individual regions.

The bonus for fiscal year 2011 will consist proportionately of a cash component and a share-based component which will be paid in cash. Upon meeting the annual targets, the cash component will be paid after the end of 2011. The share-based component is subject to a three-year vesting period, although a shorter period may apply in special cases. The amount of cash payment relating to the share-based component will correspond to the share price of Fresenius Medical Care AG & Co. KGaA ordinary shares upon exercise after the three-year vesting period. The amount of the achievable bonus for each of the members of the Management Board is capped.

In 2006, Management AG adopted a three-year performance related compensation plan for fiscal years 2008, 2007 and 2006, for the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share-based compensation based on development of the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured by reference to revenue growth, operating income, consolidated net income, and cash flow development. Annual targets have been achieved and the cash portion of the award has been paid after the end of the respective fiscal year. The share-based compensation portion of the award has been granted but subject to a three-year vesting period beginning after the respective fiscal year in which the target has been met and is amortized over the same three-year vesting period. The payment of the share-based compensation portion corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The share-based compensation is revalued each reporting period during the vesting period to reflect the market value of the stock as of the reporting date with any changes in value recorded in the reporting period. This plan was fully utilized at the end of 2011.

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The share-based compensation incurred under these plans for years 2011, 2010 and 2009 was $2.3 million, $2.6 million and $1.5 million, respectively.

Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006

On May 9, 2006, as amended on May 15, 2007 for a three-for-one share split (the “Share Split”), the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “Amended 2006 Plan”) was established by resolution of our annual general meeting with a conditional capital increase up to €15,000,000 subject to the issue of up to fifteen million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the Amended 2006 Plan, up to fifteen million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such subsidiaries. With respect to participants who are members of the General Partner’s Management Board, the general partner’s Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the Amended 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner’s Management Board has such authority with respect to all other participants in the Amended 2006 Plan.

Options under the Amended 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the Amended 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the Amended 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to achievement of performance targets, measured over a three-year period from the grant date. For each such year, the performance target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the Amended 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the Amended 2006 Plan excludes, among other items, the costs of the transformation of our legal form to a KGaA and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The performance targets for 2011, 2010, and 2009 were met but the options that vested will not be exercisable until expiration of the full 3-year vesting period of each year’s grants. Vesting of the portion or portions of a grant for a year or years in which the performance target is met does not occur until completion of the entire three-year vesting period. The last grant under the Amended 2006 Plan took place on December 6, 2010. No further grants are possible under the Amended 2006 Plan. For information regarding options granted to each member of the general partner’s management board, see part (iv) of this letter, “Compensation of the Management Board and the Supervisory Board - Compensation of the Management Board” above.

Options granted under the Amended 2006 Plan to U.S. participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the Amended 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.

At December 31, 2011, we had awards outstanding under the terms of various prior stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €10,240,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 4 million non-voting Preference shares. Following the Share Split, the convertible bonds have a par value of €0.85 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.

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Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value, as adjusted in accordance to the Share Split. Each option entitles the holder thereof, upon payment the respective conversion price, to acquire one share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan could be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan.

At December 31, 2011, the Management Board members of the General Partner held 2,354,875 stock options for ordinary shares and employees of the Company held 9,669,942 stock options for ordinary shares with an average remaining contractual life of 4.6 years and 49,090 stock options for preference shares with an average remaining contractual life of 2.80 years with 49,090 exercisable preference options at a weighted average exercise price of $24.11 and 4,766,893 exercisable ordinary options at a weighted average exercise price of $39.56.

(vi)	Material Transactions between FMC-AG & Co. KGaA and its Subsidiaries and Directors, Officers and Controlling Persons of FMC-AG & Co. KGaA

In connection with the formation of FMC-AG, and the combination of the dialysis businesses of Fresenius SE and W.R. Grace & Co. in the second half 1996, Fresenius SE and its affiliates and Fresenius Medical Care and its affiliates entered into several agreements for the purpose of giving effect to the Merger and defining our ongoing relationship. Fresenius SE and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between Fresenius Medical Care and Fresenius SE and their affiliates. The following descriptions are not complete and are qualified in their entirety by reference to those agreements, which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius SE than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius SE and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.

Dr. Gerd Krick, Chairman of our Supervisory Board, is also a member of the Supervisory Board of our general partner as well as of the Supervisory Board of Fresenius SE & Co. KGaA and Chairman of the Supervisory Board of its general partner, Fresenius Management SE. Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also Vice Chairman of the Supervisory Board of the general partner of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board of Fresenius SE & Co. KGaA´s general partner and was the CEO of Fresenius SE (until change of legal form on January 28, 2011). Dr. Ben J. Lipps, CEO, of the Management Board of our general partner, is also member of the Management Board of the general partner of Fresenius SE. Mr. Rolf A. Classon, Dr. Walter L. Weisman and Mr. William P. Johnston are members of both our Supervisory Board and our general partner’s Supervisory Board. Mr. John Kringel was a member of both our Supervisory Board and our general partner’s Supervisory Board until May 2011 and July 2011, respectively.

In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.

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Real Property Lease

We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half of 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to our affiliates, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €18.6 million, which was approximately $25.8 million as of December 31, 2011, exclusive of maintenance and other costs, and is subject to escalation, based upon development of the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. In December 2006, the Company exercised its option to renew the lease for manufacturing facilities and the other leases were amended to extend their terms and add renewal options. The leases for the other facilities have a term of ten years. In December 2007, we amended the lease for the Schweinfurt, Germany facility, to add additional manufacturing capacity. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties. For information with respect to our principal properties in Germany, see “Item 4.D. Property, plant and equipment” in our 2011 20-F.

Trademarks

Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, one of our German subsidiaries, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by the worldwide dialysis business of Fresenius SE, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in the renal business

We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. Fresenius SE’s ten-year covenant not to compete with us, granted in 1996, has expired, and Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional distinctive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.

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Other Intellectual Property

Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine®, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE share equally any royalties from licenses of the Biofine® intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the Merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.

Supply Agreements and Arrangements

We produce most of our products in our own facilities. However, Fresenius Kabi AG, a subsidiary of Fresenius SE, manufactures some of our products for us, principally dialysis concentrates and other solutions, at facilities located in Germany, Brazil, France and South Africa. Conversely, our facilities in Germany and Italy produce products for Fresenius Kabi AG.

Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements are determined by good-faith negotiation. During 2011, we sold products to Fresenius SE in the amount of $20.2 million. In 2011, we made purchases from Fresenius SE in the amount of $52.6 million.

The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.

On September 10, 2008, Fresenius Kabi AG, a wholly-owned subsidiary of Fresenius SE, acquired APP Pharmaceuticals Inc. (“APP Inc.”), which manufactures and sells sodium heparin. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life-threatening blood clots. Our principal U.S. subsidiary, Fresenius Medical Care Holdings, Inc. (“FMCH”) currently purchases heparin supplied by APP Inc. through MedAssets, Inc. MedAssets Inc. is a publicly-traded U.S. corporation that provides inventory purchasing services to healthcare providers through a group purchasing organization (“GPO”) structure. A GPO is an organization that endeavors to manage supply and service costs for hospitals and healthcare providers by negotiating discounted prices with manufacturers, distributors and other vendors. Vendors discount their prices and pay administrative fees to GPOs because GPOs provide access to a large customer base, thus reducing vendors’ sales and marketing costs and overhead. FMCH is one of many U.S. healthcare providers that participate in the MedAssets GPO. FMCH purchases pharmaceuticals and supplies used in its dialysis services business through the MedAssets GPO contract. During 2011, we acquired $24.1 million of heparin from APP Inc. through the GPO.

We were party to a German consolidated trade tax return with Fresenius SE and certain of its German subsidiaries for the fiscal years 1997-2001. During the second quarter of 2009, we reclassified an account payable in the amount of €77.7 million ($110 million at June 30, 2009) to Fresenius SE to short-term borrowings from related parties. The amount represents taxes payable by the Company arising from the period 1997-2001 during which German trade taxes were paid by Fresenius SE on behalf of the Company. The remaining balance of €5.75 million ($7.4 million at December 31, 2011) was repaid during the fourth quarter of 2011 at an interest rate of 6%.

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Services Agreement

We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For 2011, Fresenius SE and its affiliates charged us approximately $76.0 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, central purchasing and warehousing. For 2011 we charged approximately $6.6 million to Fresenius SE and its subsidiaries for services we rendered to them.

We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.

Financing

We are party to an Amended and Restated Subordinated Loan Note with Fresenius SE under which we or our subsidiaries may request and receive one or more advances up to an aggregate amount of $400 million during the period ending March 31, 2013. See Note 10 of the Notes to Consolidated Financial Statements, “Short-Term Borrowings, Other Financial Liabilities and Short-Term Borrowings from Related Parties – Short-Term Borrowings from Related Parties” in our 2011 20-F. During 2011, we received advances between €17.9 million and €181.9 million which carried interest at rates between 1.832% and 2.683% per annum. On December 31, 2011, the Company had borrowings outstanding with Fresenius SE of €18.9 million. On August 19, 2009, the Company borrowed $2.2 million from the general partner at 1.335%. The loan repayment, originally due on August 19, 2010, was originally extended until August 19, 2011 and has been further extended until August 20, 2012 at an interest rate of 3.328%.

Other Interests

Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See part (i) of this letter, “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius SE & Co. KGaA.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under our senior credit agreement in effect prior to our 2006 Senior Credit Agreement in effect prior to 2006 and our current Amended 2006 Senior Credit Agreement. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius Management SE, the general partner of Fresenius SE & Co. KGaA, is a partner in the law firm of Noerr LLP (formerly Nörr Stiefenhofer Lutz Partnerschaft), which has provided legal services to Fresenius SE and Fresenius Medical Care. The portion of legal services to Fresenius Medical Care for the period January 1, 2011 through September 30, 2011, has been approved by our general partner´s Supervisory Board, with Dr. Schenk abstaining from the vote. Services for the fourth quarter of 2011 will be reviewed in the first quarter of 2012 and are subject to approval by the supervisory board. During 2011, Noerr was paid approximately $1.9 million for these services by Fresenius Medical Care. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, is the sole shareholder of the general partner of Fresenius SE and owns approximately 28.7% of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the advisory board of Else-Kröner-Fresenius-Stiftung. See “ part (i) of this letter, “Security Ownership of Certain Beneficial Owners of Fresenius Medical Care AG & Co. KGaA and Fresenius SE & Co. KGaA — Security Ownership of Certain Beneficial Owners of Fresenius SE & Co. KGaA.”

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Under the articles of association of FMC AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner. See Item 16G, “Corporate Governance – The Legal Structure of FMC AG & Co. KGaA,” in our 2011 20-F.

General Partner Reimbursement

Management AG, the Company’s general partner, is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the general partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the general partner’s supervisory board and the general partner’s management board. The aggregate amount reimbursed to Management AG for 2011 was approximately $13.5 million for its management services during 2011 including $0.08 million as compensation for its exposure to risk as general partner. The Company’s Articles of Association fix this compensation as a guaranteed return of 4% of the amount of the General Partner’s share capital (€1.5 million). See Item 16.G “Governance –The Legal Structure of FMC-AG & Co. KGaA” in our 2011 20-F.

(vii)	Principal Accountant Fees and Services

In the annual general meeting held on May 12, 2011, our shareholders approved the appointment of KPMG to serve as our independent auditors for the 2011 fiscal year. KPMG billed the following fees to us for professional services in each of the last two years:

	2011	2010
	(in thousands)
Audit fees	$10,236	$10,433
Audit related fees	885	856
Tax fees	707	932
Total	$11,828	$12,221

“Audit Fees” are the aggregate fees billed by KPMG for the audit of our German statutory and U.S. GAAP consolidated and annual financial statements, reviews of interim financial statements and attestation services that are provided in connection with statutory and regulatory filings or engagements. Fees related to the audit of internal control are included in Audit Fees. “Audit-Related Fees” are fees charged by KPMG for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” This category comprises fees billed for comfort letters, consultation on accounting issues, the audit of employee benefit plans and pension schemes, agreed-upon procedure engagements and other attestation services subject to regulatory requirements. “Tax Fees” are fees for professional services rendered by KPMG for tax compliance, tax advice on implications for actual or contemplated transactions, tax consulting associated with international transfer prices, and expatriate employee tax services.

Audit Committee’s pre-approval policies and procedures

As a German company, we prepare statutory financial statements under German law on the basis of the accounting principles of the German Commercial Code (Handelsgesetzbuch or HGB). Our supervisory board engages our independent auditors to audit these financial statements, in consultation with our Audit and Governance Committee and subject to approval by our shareholders at our AGM in accordance with German law.

We also prepare financial statements in accordance with U.S. GAAP, which are included in registration statements and reports that we file with the Securities and Exchange Commission. Our Audit and Corporate Governance Committee engages our independent auditors to audit these financial statements in accordance with rule 10A-3 under the Exchange Act and Rule 303A.06 of the NYSE Governance Rules. See also the description in part (iii) of this letter,.”Directors and Senior Management — Board Practices.”

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In 2003, Fresenius Medical Care AG’s audit committee also adopted a policy requiring management to obtain the committee’s approval before engaging our independent auditors to provide any audit or permitted non-audit services to us or our subsidiaries. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit and Corporate Governance Committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax Services, and Other Services that may be performed by our auditors as well as additional approval requirements based on fee amount.

The general partner’s Chief Financial Officer reviews all individual management requests to engage our auditors as a service provider in accordance with this catalog and, if the requested services are permitted pursuant to the catalog, fee level, and fee structure, approves the request accordingly. Services that are not included in the catalog exceed applicable fee levels or fee structure are passed on either to the chair of the Audit and Corporate Governance Committee or to the full committee, for approval on a case by case basis. Additionally we inform the Audit and Corporate Governance Committee about all approvals on an annual basis. Neither the chairman of our Audit and Corporate Governance Committee nor the full committee is permitted to approve any engagement of our auditors if the services to be performed either fall into a category of services that are not permitted by applicable law or the services would be inconsistent with maintaining the auditors’ independence.

During 2011, the total fees paid to the Audit and Corporate Governance Committee members for service on the committee were $0.185 million.

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